FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aleafia Health Inc. (the “Company”)
2nd Floor, 8810 Jane Street
Vaughan, Ontario, L4K 2M9

Item 2.	Date of Material Change

February 15, 2019

Item 3.	News Release

The press release disclosing the material change was released on February 15, 2019 through the facilities of Globe Newswire.

Item 4.	Summary of Material Change

On February 15, 2019, the Company announced that it has named private healthcare executive Keith White, as the Company’s new President of Clinic Operations. Most recently, White was The Oshawa Clinic’s (“Oshawa”) Chief Operating Officer. Oshawa, the largest of its kind in Canada, is a Greater Toronto Area multidisciplinary medical clinic network with over 500,000 unique patients. White also serves as the Chairman of the Lakeridge Health Foundation, a healthcare not-for-profit.

During his Oshawa tenure, White facilitated its exponential growth, including expanding from 45 physicians to over 130. Additionally, White streamlined patient care by scaling the institution of a new Electronic Medical Record (EMR) system that enabled physicians to access digital patient records while working within the public hospital system.

In his new leadership role, White will integrate Aleafia Health’s wholly owned Canabo Medical Clinics and Emblem’s (“Emblem”) GrowWise Health, following the closing of the Company’s previously announced Emblem acquisition.

White’s hiring will accelerate Aleafia Health’s global initiative to build an integrated, scalable cannabis consumer experience, leveraging the Company’s in-house, executive leadership background at multi-billion-dollar eCommerce and IT companies. Over the next three months, the Company will launch unique, highly differentiated cannabis education and ecommerce platforms, utilizing its proprietary 10-million-point medical cannabis dataset, and Emblem’s robust product portfolio of high-margin capsules, oils and sprays.

Additionally, Aleafia Health has entered into a Public Markets Investor advisory agreement (the “Agreement”), with Emerging Growth, LLC (“Emerging Growth”), owners of CFN Media, subject to TSX Venture Exchange approval. Emerging Growth provides the Company with investor relations services including capital markets awareness services, and will be paid a sum of $30,000, paid in three monthly installments. The agreement expires on March 19, 2019. The Company has no prior relationship with Emerging Growth, and to the Company’s knowledge, Emerging Growth does not own or control any securities of the Company.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On February 15, 2019, the Company announced that it has named private healthcare executive Keith White, as the Company’s new President of Clinic Operations. Most recently, White was The Oshawa Clinic’s (“Oshawa”) Chief Operating Officer. Oshawa, the largest of its kind in Canada, is a Greater Toronto Area multidisciplinary medical clinic network with over 500,000 unique patients. White also serves as the Chairman of the Lakeridge Health Foundation, a healthcare not-for-profit.

During his Oshawa tenure, White facilitated its exponential growth, including expanding from 45 physicians to over 130. Additionally, White streamlined patient care by scaling the institution of a new Electronic Medical Record (EMR) system that enabled physicians to access digital patient records while working within the public hospital system.

In his new leadership role, White will integrate Aleafia Health’s wholly owned Canabo Medical Clinics and Emblem’s (“Emblem”) GrowWise Health, following the closing of the Company’s previously announced Emblem acquisition.

White’s hiring will accelerate Aleafia Health’s global initiative to build an integrated, scalable cannabis consumer experience, leveraging the Company’s in-house, executive leadership background at multi-billion-dollar eCommerce and IT companies. Over the next three months, the Company will launch unique, highly differentiated cannabis education and ecommerce platforms, utilizing its proprietary 10-million-point medical cannabis dataset, and Emblem’s robust product portfolio of high-margin capsules, oils and sprays.

Additionally, Aleafia Health has entered into a Public Markets Investor advisory agreement (the “Agreement”), with Emerging Growth, LLC (“Emerging Growth”), owners of CFN Media, subject to TSX Venture Exchange approval. Emerging Growth provides the Company with investor relations services including capital markets awareness services, and will be paid a sum of $30,000, paid in three monthly installments. The agreement expires on March 19, 2019. The Company has no prior relationship with Emerging Growth, and to the Company’s knowledge, Emerging Growth does not own or control any securities of the Company.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6.	Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous Disclosure Obligations

Not Applicable

Item 7.	Item 7 - Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

Benjamin Ferdinand
Chief Financial Officer
416-860-5665

Item 9.	Date of Report

February 15, 2019